Exhibit (a)(1)

December 3, 2015

Dear Shareholder:

As you may be aware by now, Mackenzie Blue Ridge Company III, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Fund 4, LP, MacKenzie Northwest Fund, LP and Coastal Realty Business Trust (collectively, “MBRF”) initiated an unsolicited tender offer (the “Tender Offer”) to buy up to 600,000 shares, or approximately 9.34% of the outstanding shares (the “Shares”) of United Mortgage Trust (the “Company”), for a price of $6.50 per Share (the “Offer Price”) less any distributions paid by the Company on or after December 11, 2015. We first became aware of the tender offer by MBRF on November 11, 2015. You should be aware that the Company is not in any way affiliated with MBRF, and we are not making a recommendation on whether you should accept or decline the Tender Offer.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Tender Offer. As a result, the Board: (1) consulted with the Company’s Advisor; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that MBRF is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

We note that MBRF’s Tender Offer is open only until December 11, 2015, or sooner if fully subscribed or terminated. Furthermore, Shares will be purchased on a “first-come, first-buy” basis and decisions by shareholders to tender their Shares may not be withdrawn after 10 days.

In determining that the Company will remain neutral and make no recommendation whether shareholders should accept or decline the Tender Offer, the Board of Trustees considered, among other things, the following:

•	shareholders may redeem shares at the Company’s net asset value (‘NAV”) through our Share Redemption Plan. However, the number of shares that may be purchased under the Share Redemption Plan are currently limited to death and medical hardship requests as approved by our trustees on a case-by-case basis. Accordingly, many shareholders cannot currently redeem the shares they wish to have redeemed;
•	the Board of Trustees has the right to amend, suspend or terminate the Company’s Share Redemption Plan at any time so as to preclude redemptions by the Company and (b) the Board of Trustees makes no assurances with respect to (1) future distributions or (2) the timing of a liquidity event for shareholders;
•	the most recent NAV for our Shares is $14.72 per as of November 1, 2015, as described in the Company’s Quarterly Report on Form 10-Q dated November 13, 2015 which is $8.22 per share (127%) higher than the Offer Price.
•	shareholders who tender their Shares would no longer receive distributions paid by the Company on or after December 11, 2015. Distributions currently paid to shareholders approximate 2.0 % of the Company’s estimated share value of $14.72 per Share.
•	because the Company’s shares are not listed on any exchange, there is a limited market for the shares of beneficial interest; and
•	the Tender Offer does provide a means for shareholders to obtain liquidity with respect to their shares, albeit at a lower price than the NAV or what the Trustees believe to be their long term value

In summary, we take no position and remain neutral with regard to the Tender Offer. We urge each shareholder to consult with their own financial advisor or broker and consider their own individual circumstances as well as the considerations set forth in the Tender Offer and in this letter and the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission, which may be accessed at www.sec.gov.

We appreciate your continued trust in the Company.

Sincerely,

Stuart Ducote

President and Chief Financial Officer